Exhibit 21.1
Subsidiaries of Heritage-Crystal Clean, Inc.

Name	Jurisdiction of Incorporation/Organization
Heritage-Crystal Clean, LLC	Indiana
Subsidiaries of Heritage-Crystal Clean, LLC
Mirachem, LLC	Delaware
Heritage-Crystal Clean, Limited	A Canadian Corporation
Subsidiary of Heritage-Crystal Clean, Limited
Sav-Tech Solvent, Inc.	Ontario, Canada Corporation
HCC Corporation, LLC	Delaware